Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO EXPECTS HIGHEST QUARTERLY
EARNINGS IN 104-YEAR HISTORY
Company says nickel market fundamentals
should remain strong through 2006
Toronto, June 22, 2006 — Inco Limited (TSX, NYSE:N) today announced that it currently expects its net earnings for the second quarter of 2006 will be the highest quarterly net earnings in the company’s history, adding that it expects continued strong performance for the second half of the year.
Based on quarter-to-date commodity prices, the company currently estimates that its adjusted diluted net earnings for the second quarter 2006 will be approximately $1.70 to $1.75 per share, 21 per cent above the current First Call estimate of $1.43 per share, 60 per cent above the adjusted diluted earnings per share for the second quarter 2005, and 92% above the adjusted diluted earnings per share for the first quarter 2006 of $0.90 per share.
“Everything is coming together to deliver an outstanding quarter — a great market, strong production from our operations, and lower than expected costs,” said Chairman and CEO Scott Hand.
The company currently expects to meet or exceed the guidance it provided in April 2006 for second quarter 2006 production of nickel, copper and platinum group metals (PGMs). It is raising its guidance on nickel production for the full 2006 year by 10 million pounds to 575 million pounds.
Using quarter-to-date per pound prices of $9.01 for nickel and $3.31 for copper, Inco’s nickel unit cash cost of sales after by-product credits for the second quarter are forecast to be $1.90 to $1.95 per pound, about 25 per cent below the April 2006 guidance of $2.50 to $2.55 per pound, due largely to higher prices for by-products.
The company expects that the positive impact of production ramp-up at its new Voisey’s Bay operation on overall production, costs and cash flow will be felt most strongly in the second half of 2006. “With more Voisey’s Bay concentrate reaching our Canadian processing facilities, the second half of the year should look even better,” Mr. Hand said.
Inco currently expects to produce 295 to 300 million pounds of nickel in the second half of 2006, compared with 275 to 280 million pounds in the first half of 2006. Using the second quarter-to-date price of $3.31 per pound for copper, we currently expect that our nickel unit cash cost of sales after by-product credits for the second half of 2006 will be $1.30 to $1.35 per pound. This revised cost forecast is about 40 per cent better than the company’s first half cost guidance of $2.25 to $2.30 per pound, resulting from an expected sharp drop in external feed consumption as more Voisey’s Bay concentrate is processed by Inco’s operations in Sudbury and Thompson.
“We believe that we are the only publicly traded mining company in the world whose costs are going down in 2006, despite higher oil prices and currency exchange impacts,” said Mr. Hand. “Meanwhile, we expect our cash flow to increase to about $1.9 billion for the year or about $8.40 per share, based on our revised production guidance and year-to-date prices for nickel and copper.”
Peter Goudie, Inco’s Executive Vice-President Marketing, said that the nickel market “continues to outpace expectations”, and he is forecasting a very strong market for the remainder of 2006.
“Previously we forecast a supply deficit of 5,000 to 20,000 tonnes for the full year,” he said. “We are now increasing our deficit projection for 2006 to 30,000 tonnes.”

Mr. Goudie said there has been a continuous drawdown of London Metal Exchange (LME) nickel stocks, which have fallen by over 22,000 tonnes this year to less than 14,000 tonnes. “There are no significant stocks of nickel out there, and available stocks to meet demand are falling,” he said.
Meanwhile, he said, a number of key indicators show that nickel demand should remain robust through the remainder of the year. “Stainless steel inventories are at low levels globally; stainless steel mills have strong order books and they are booked past the third quarter; stainless steel production across all regions has been stronger than anticipated; LME and producers’ nickel inventories are falling rather than rising; and the scrap stainless steel market is very tight,” he says. “All the key facts add up to a strong second half for nickel.”
“The nickel market story is very straightforward — it’s all about supply and demand fundamentals — but it’s unfolding even faster than we expected this year,” Mr. Goudie said.
Access to Webcast of June 22, 2006 Presentation to the Investment Community
Interested investors can listen to our presentation to the investment community on a live, listen-only basis, or access the archival webcast or the recording of the presentation through the Internet or by calling the toll-free telephone number in North America as indicated below.
The presentation is scheduled for Thursday, June 22 at 8:30 a.m. E.S.T. and can be accessed by visiting the website of a third-party webcasting service we will be using, CNW Group Ltd., at www.newswire.ca/webcast, at least five minutes before the start of the presentation. Copies of any slides or other statistical information to be used for the conference call can be accessed and will be available for online viewing by persons with a computer system and Internet connection meeting certain minimum requirements through www.newswire.ca/webcast by clicking on the event title or through Inco’s website, www.inco.com.
The archival webcast of the presentation can be accessed via the Internet through www.newswire.ca/webcast. A recording of the presentation can be listened to until 11:59 p.m. Toronto time, July 6, 2006 by dialing 1-800-558-5253 in North America and by entering the reservation number 21297044. This recording is also available outside North America by dialing 416-626-4100 and by entering the same reservation number.

Forward-Looking Statements
This presentation contains “forward-looking statements” and “forward-looking information” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 that are based on expectations, estimates and projections as of the date of the presentation. These statements include, among others, statements concerning our beliefs, forecasts, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, any material deviation from the material assumptions identified below, as well as the risks and factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company’s other public filings.
Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements.
Material Assumptions
These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco’s Annual Report on Form 10-K for the year ended December 31, 2005 as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) continued ramp-up of construction activities at Goro on a basis consistent with Inco’s current expectations; (3) there being no significant asset impairments for the remainder of 2006; (4) no redemption of convertible debt or LYONs for cash taking place for the remainder of 2006; (5) enactment of the announced 2006 Canadian federal budget measures affecting future income tax rates; (6) that the exchange rate between the Canadian dollar and the U.S. dollar will be approximately consistent with current levels; (7) certain commodity price assumptions for nickel, copper and other products produced by Inco; (8) production rates at PT International Nickel Indonesia Tbd (PT Inco) being consistent with the press release dated May 29, 2006 relating to a transformer fire; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) continued effectiveness of the Company’s current hedging program for metal and currency prices; (11) assumptions as to the continued capitalization of transaction costs associated with our pending acquisition of Falconbridge; (12) productivity results for the balance of the second quarter of 2006 as well as the balance of 2006; (13) the accuracy of Inco’s current ore reserve and mineral resource estimates; (14) the accuracy of the level of estimated average annual pre-tax run-rate operating and corporate synergies to be realized in respect of a combination of Inco and Falconbridge, as well as the net present value on an after-tax basis of those synergies; (15) global nickel demand growth rates of 6% between 2006 and 2010, and that no significant new announcements are made regarding an increase in the supply of nickel over the same period; (16) that there are no significant stockpiles of nickel or stainless steel scrap that are not already public knowledge; (17) that the Chinese per capita demand for nickel will grow to 9 kilograms per capita per year by 2009, consistent with Japan, Korea and Taiwan at equivalent phases of their historical industrialization; (18) that stainless steel inventories will continue to be low throughout 2006, with continued strong demand from stainless steel mills in China and elsewhere; (19) that 3 million tonnes of new Chinese stainless steel capacity will start up in the second half of 2006; (20) that global industrial production in the G7 countries plus Asia will remain above the long-term average through 2010 and industrial production growth in China will remain at 10-15% through 2010; and (21) no new technological or metallurgical developments in stainless steel, superalloys or plating which result in the substitution of nickel by other materials. Some of the material assumptions made by Inco involve confidential or particularly sensitive information and, accordingly, Inco does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S DIRECTOR’S CIRCULAR DATED MAY 29, 2006 FILED WITH THE CANADIAN SECURITIES COMMISSIONS AND MAILED TO INCO’S SHAREHOLDERS, AND ITS SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS IF ANY, WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the Directors’ Circular, the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC’s web site, www.sec.gov.

In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

June 22, 2006
IN 06/23

For further information:
Media Relations:	Steve Mitchell	(416) 361-7950
Investor Relations:	Sandra Scott	(416) 361-7758
or www.inco.com